31.07.06 08:55 Marked=OB **PETRO END OF STABILIZATION **CORR** *andre børsmeldinger*

82-34970

SUPPL

Subsequent to the earlier stabilization notice published on 30 June 2006 in connection with the Global Offering of up to 14,999,990 ordinary shares with a par value of NOK 2 each of Petrojarl ASA, ABG Sundal Collier Norge ASA, as stabilization manager on behalf of the managers, hereby announces that the stabilization period has now ended.

The managers have exercised part of its over-allotment (`greenshoe`) option and purchased a total of 1,032,555 Petrojarl shares from Petroleum Geo-Services ASA at a price equal to the Offer Price, NOK 43 per share. Petroleum Geo-Services ASA now owns 6,467,440 Petrojarl shares. All proceeds from the stabilization activities have been for the account of Petroleum Geo-Services ASA.

The stabilization period commenced on 30 June 2006 and stabilisation activities last occurred on 28 July 2006. Stabilization trades were executed during the stabilization period by ABG Sundal Collier Norge ASA on the following dates and terms:

Trade Date	Highest Price Paid	Lowest Price Paid
30 June 2006	43.0	41.0
1 July 2006	41.8	41.4
4 July 2006	41.5	41.5
5 July 2006	41.0	40.2
6 July 2006	40.0	38.5
7 July 2006	38.5	38.5
10 July 2006	38.5	38.5
12 July 2006	42.7	42.5
14 July 2006	41.0	41.0
17 July 2006	40.0	40.0
18 July 2006	39.0	39.0
20 July 2006	39.0	39.0
21 July 2006	38.0	37.0
24 July 2006	36.0	35.5
25 July 2006	37.9	37.3
26 July 2006	38.7	38.7
28 July 2006	39.0	39.0

06015997

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

RECEIVED
2006 AUG 15 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

31.07.06 08:42 Marked=OB **PETRO END OF STABILIZATION** andre børsmeldinger

82 -34970

Subsequent to the earlier stabilization notice published on 30 June 2006 in connection with the Global Offering of up to 14,999,990 ordinary shares with a par value of NOK 2 each of Petrojarl ASA, ABG Sundal Collier Norge ASA, as stabilization manager on behalf of the managers, hereby announces that the stabilization period has now ended.

The managers have exercised part of its over-allotment (`greenshoe`) option and purchased a total of 1,032,555 Petrojarl shares from Petroleum Geo-Services ASA at a price equal to the Offer Price, NOK 43 per share. Petroleum Geo-Services ASA now owns 6,467,440 Petrojarl shares. All proceeds from the stabilization activities have been for the account of Petroleum Geo-Services ASA.

The stabilization period commenced on 30 June 2006 and stabilisation activities last occurred on 28 July 2006. Stabilization trades were executed during the stabilization period by ABG Sundal Collier Norge ASA on the following dates and terms:

Trade Date	Highest Price Paid	Lowest Price Paid
30 June 2006	43.0	41.0
1 July 2006	41.8	41.4
4 July 2006	41.5	41.5
5 July 2006	41.0	40.2
6 July 2006	40.0	38.5
7 July 2006	38.5	38.5
10 July 2006	38.5	38.5
12 July 2006	42.7	42.5
14 July 2006	41.0	41.0

82 - 34970

28.07.06 10:30 Marked=OB PETRO **PETROJARL ASA - MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

EK Kapital AS a company owned by Espen Klitzing, CEO of Petrojarl ASA, has on 28 July 2006 bought 2400 shares in Petrojarl ASA at an average price of NOK 39,225 per share.

Following the transaction, Espen Klitzing holds 12664 shares* and 200,000 options in Petrojarl ASA.

* 7720 shares are owned by EK Kapital AS, a company owned by Espen Klitzing.

27.07.06 10:51 Marked=OB **PETRO 2Q 2006 PRESENTATION** presentasjonsmateriale 155K

82-34970

Attached is the Petrojarl 2Q 2006 Presentation.

Attachment on www.newsweb.no

RECEIVED
2006 AUG 15 P 1:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-34970

Petrojarl ASA

Q2 2006 Results

Oslo

July 27, 2006

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Cautionary statement

- *This presentation must be read in conjunction with the press release for the Q2 2006 results and the disclosures therein*
- *The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.*
- *Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers. Petrojarl owns one additional shuttle tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl's revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.*

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Highlights Q2 2006

- The demerger from PGS was successfully completed 30 June 2006
- Revenues of $62.8 million, down by 6% from Q1 2006
  - Reduced production on Petrojarl Varg and slowdown on Petrojarl Foinaven
- EBITDA of $14 million, down by $10.4 million from Q1 2006
  - Lower revenues and increase in costs from depreciated USD, business development activities and the demerger from PGS
- Varg contract renegotiated
  - $5.8 million of revenue relating to Q2 2006 will be recognised in Q3 2006
- High production regularity and strong operating performance
- Positive progress on Siri project for Petrobras
- Increasing activity in the Teekay Petrojarl Offshore JV

82-3497

Financial Summary[1)]

Pro forma IFRS financials (in millions of US dollars)	Quarter ended 30 June 2006	Quarter ended 31 March 2006	Quarter ended 30 June 2005	Q2 06/Q1 06 change	Q2 06/Q1 06 change%	Q2 06/Q2 05 change	Q2 06/Q2 05 change%
Petrojarl Foinaven	*21.2*	*22.3*	*21.1*	*(1.1)*	*-5%*	*0.2*	*1%*
Petrojarl I	*12.8*	*11.8*	*14.3*	*1.0*	*8%*	*(1.5)*	*-10%*
Petrojarl Varg	*15.2*	*19.9*	*22.3*	*(4.7)*	*-24%*	*(7.1)*	*-32%*
Petrojarl Banff	*11.8*	*11.6*	*11.6*	*0.2*	*1%*	*0.2*	*2%*
Other	*1.7*	*0.8*	*0.6*	*0.9*	*108%*	*1.1*	*170%*
Revenues	62.7	66.5	69.9	(3.8)	-6%	(7.1)	-10%
Operating income (loss)	(0.6)	10.8	4.0	(11.4)	n.a.	(4.5)	n.a.
Net income (loss)	(5.4)	8.3	(3.7)	(13.7)	n.a.	(1.7)	n.a.
	-	-	-				
EBITDA	14.0	24.4	15.3	(10.4)	-43%	(1.3)	-8%

1) The unaudited pro forma financial information has been prepared under IFRS. This information should be read in conjunction with the unaudited Q2 2006 results released on 27 July 2006.

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Vessel performance

Petrojarl Foinaven


BBLS/Day
100,000
80,000
60,000
40,000
20,000
0

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06
Foinaven	80,590	71,654	58,392	71,042	62,307	61,673	48,739	67,755	57,971	53,559

- Revenues from Petrojarl Foinaven decreased by $1.1 million in Q2 2006 compared to Q1 2006
- Slowdown in production in parts of May and June due to planned maintenance on separators

Petrojarl Varg


BBLS/Day
30,000
25,000
20,000
15,000
10,000
5,000
0

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06
Varg	17,555	22,330	28,192	14,926	18712	22,032	20,099	27,251	19,114	10,381

- Revenues from Petrojarl Varg decreased by $4.7 million in Q2 2006 compared to Q1 2006
- Production volumes negatively affected by reservoir performance and reduced well flow
- Production levels are expected to remain low at least through August
- New minimum day rate equals daily production of 20,600 barrels

Petrojarl

82-349

Vessel performance cont'd

Petrojarl I



BBLS/Day
25,000
20,000
15,000
10,000
5,000
0

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06
PJ I	23,269	15,238	14,674	13,297	15830	16,803	11,642	14,315	10,759	11,068

- Petrojarl I revenues increased by $1 million in Q2 2006 compared to Q1 2006
- Production volumes were stable from Q1 2006
- Step up in tariff element to $4.50 per barrel from 10 July lifts earnings above minimum rate

Petrojarl Banff



BBLS/Day
15,000
12,500
10,000
7,500
5,000
2,500
0

	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05	Q1 06	Q2 06
Banff	10,553	9,876	8,212	11,403	12004	10,228	9,906	9,170	8,614	8,371

- Petrojarl Banff revenues increased by $0.2 million in Q2 2006 compared to Q1 2006
- Production volumes were stable from Q1 2006
- Production revenues are recorded based on minimum day rate

82-34977

Recent developments

- Varg contract renegotiated
  - Minimum day rate $220,000, corresponding to daily production of 20,600 barrels
  - Minimum day rate effective from 1 April 2006. Additional revenue of $5.8 million will be recognised in the third quarter
  - Firm contract period ends 1 July 2009, with a 12 months' termination notice period thereafter
  - Economic hardship clause effective after 1 July 2007, with 180 days' termination notice period

- Siri project
  - Petrojarl lowest cost bidder at day rate of $126,000
  - Current dialogue on contract with Petrobras positive
  - Contract to be awarded in Q3

82-349

Recent developments cont'd

- Tariff step-up on Glitne
  - On 10 July, Petrojarl had received a minimum day rate for 90 days over a 120 day period, and sent a termination notice to Statoil
  - Statoil cancelled the termination through increasing the tariff element by $1 per barrel, with the immediate effect that the tariff element was increased to $4.50 per barrel

- Teekay Petrojarl Offshore JV (TPO)
  - JV agreement was signed on 14 June
  - The TPO organisation is working on several opportunities for FPSO conversion projects

82-34970

Guidance for 2006



Full year 2006

- Total revenues somewhat lower than full year 2005
- Operating expenses are expected to be broadly in line with 2005 in local currencies
  - Current exchange rate of the US dollar will give a higher cost level denominated in US dollars

H2 2006

- Revenues expected to be somewhat higher than for H1 2006
  - Increased production from Petrojarl Varg
  - Min day rate on Petrojarl Varg
- Operating expenses higher compared to H1 2006
  - Current exchange rate of the U.S. dollar
  - Increased repair and maintenance activities in Q3 2006
  - 14 day shut-down of production over Petrojarl Foinaven due to planned maintenance scheduled in Q3 2006

82-34970

Two-pronged strategy

North Sea – redeployment and new projects

- Retain position as a leading North Sea FPSO contractor
- Redeployment of existing units in core area
- Actively seek to develop new projects

International growth

- Market expansion beyond North Sea region
- Target selective FPSO projects based on converted tanker solutions
- Teekay Petrojarl Offshore JV

Financials

- Key effects of transition from US GAAP to IFRS for Q2 2006
  - Book value of vessels $231 million higher per 30 June 2006
  - Depreciation costs $3.7 million higher in Q2 2006
  - Financial expenses $2.9 million lower, due to different treatment of UK lease interest rate differential liability
  - Net income $0.9 million lower
- Pro forma IFRS financials vs. Historical IFRS financials
  - Historical reflects actual intra group capitalisation of the Petrojarl group companies, as members of the PGS Group
  - Pro forma reflects the capitalisation of the Petrojarl group from the time of the demerger from PGS
- $425 million ING credit facility
  - Successfully syndicated
  - Gross interest bearing debt of $319 million, is net of $6 million of capitalised financing costs

82-34970

Transition Effects – Net Income Q2 2006

Net income	**Q2 2006**
As reported in unaudited Financial Statement	(4 451)
Minority interest in US GAAP	51
Income (loss) before minority interest	(4 502)
Property and equipment	
Depreciation	(3 806)
Reversal of impairment	-
Asset removal obligation Ramform Banff	323
UK Leases	
Contingencies Petrojarl Foinaven/Ramform Banff	(275)
Interest rate differential	2 900
Pensions	(787)
Amortization intangible assets	578
Financial Income and expense and lease expenses	176
Pro forma reported amount (IFRS)	**(5 393)**

82-34970

Key Figures - Pro Forma IFRS

Key figures - Pro forma IFRS	Quarter ended			Six months ended		Year ended
(in millions of US dollars)	30 June	31 March	30 June	30 June	30 June	31 Dec
	2006	2006	2005	2006	2005	2005
Revenues	62.7	66.5	69.9	129.3	137.6	280.7
Operating income (loss)	(0.6)	10.8	4.0	10.2	18.4	232.0
Net income (loss)	(5.4)	8.3	(3.7)	2.9	8.5	208.0
EBITDA	14.0	24.4	15.3	38.4	40.6	61.9
Total assets (period end)	947.1	950.7	761.9	947.1	761.9	947.5
Cash and cash equivalents (period end)	46.9	29.3	45.6	46.9	45.6	56.1
Net interest bearing debt (period end)	272.1	289.7	315.6	272.1	315.6	262.9

82-34970

Pro Forma Income Statement

(in thousands of dollars)	Q2 2006	Q1 2006	Q2 2005	YTD 2006	YTD 2005	Year 2005
Revenues	62,740	66,518	69,880	129,258	137,592	280,677
Cost of sales	43,831	40,174	49,513	84,005	88,227	181,099
Depreciation and amortization	14,558	13,611	9,837	28,169	19,014	37,767
Selling, general and administrative costs	5,009	3,239	5,078	8,248	8,791	14,823
(Reversal of) Impairment of long-lived assets	-	-	1,481	-	3,118	(207,853)
Other operating (income) expense, net	(90)	(1,302)	-	(1,392)	-	22,871
Total operating expenses	63,308	55,722	65,909	119,030	119,150	48,707
Operating income before financial items	(568)	10,796	3,971	10,228	18,442	231,970
Income from associated companies	-	42		42	-	243
Interest expense	(3,890)	(3,141)	(2,853)	(7,031)	(5,366)	(16,834)
Other financial items, net	(934)	574	(4,830)	(360)	(4,538)	(7,340)
Income (loss) before tax and minority interest	(5,392)	8,271	(3,712)	2,879	8,538	208,039
Income tax expense (benefit)	-			-		-
Net income (loss)	(5,392)	8,271	(3,712)	2,879	8,538	208,039
Attributable to:						
Shareholders of Petrojarl	(5,377)	8,247	(3,697)	2,870	8,490	208,433
Minority interest	(15)	24	(15)	9	48	(394)

82-349

Pro Forma Balance Sheet

(in thousands of dollars)	30.06.2006	30.06.2005	31.12.2005
ASSETS			
Cash and cash equivalents	44,830	43,270	54,050
Restricted cash	2,114	2,363	2,010
Accounts receivable, net	29,139	44,127	30,506
Unbilled and other receivables	2,559	4,229	3,081
Other current assets	16,781	12,944	12,135
Total current assets	95,423	106,933	101,782
Property and equipment, net	839,572	642,570	833,485
Investments in associated companies	5,411	5,411	5,653
Other long-lived assets	6,651	6,958	6,542
Total assets	**947,057**	**761,872**	**947,462**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accounts payable	7,508	4,527	14,918
Accrued expenses	26,279	38,861	27,128
Derivative financial instrument	31,915	41,153	35,827
Total current liabilities	65,702	84,541	77,873
Long-term debt	319,000	361,201	319,000
Other long-term liabilities	59,038	29,463	57,100
Total liabilities	443,741	475,205	453,973
Minority interest in consolidated subsidiaries	1,325	1,198	1,340
Shareholders' equity	501,991	285,469	492,149
Total liabilities and equity	**947,057**	**761,872**	**947,462**

82-34

Pro Forma Cash Flow

(in thousands of dollars)	YTD 2006	YTD 2005	Full 2005
OPERATING ACTIVITIES			
Operating income	10,228	18,442	231,971
Depreciations and amortizations	28,169	19,014	37,767
(Reversal of) Impairment	-	3,118	(207,853)
Loss on sale of assets	-	-	426
Change in net operating capital	(12,617)	(9,076)	15,498
Increase (Decrease) in long-term liability	-	(3,441)	3,240
Net Provided from operating activities	25,780	28,057	81,049
INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(35,000)	-	(11)
Net Provided from investing activities	(35,000)	-	(11)
FINANCING ACTIVITIES			
Repayment of long -term debt	-	(29,816)	(72,017)
Net Provided from financing activities	-	(29,816)	(72,017)
Net increase (decrease) in cash	(9,220)	(1,759)	9,021
Cash at beginning of period	54,050	45,029	45,029
Cash at end of period	**44,830**	**43,270**	**54,050**

Petrojarl

27.07.06 08:07 Marked=OB PETRO **PETROJARL ANNOUNCES UNAUDITED Q2 2006 RESULTS** delårsresultat 80K

27 July 2006: TRONDHEIM, NORWAY - Petrojarl ASA (`Petrojarl` or the `Company`) (OSE: PETRO) announced today its unaudited Q2 2006 results in accordance with IFRS.

82-34970

- The demerger from PGS was successfully completed 30 June 2006

- Revenues of $62.7 million in Q2 2006, down $3.8 million from Q1 2006, mainly due to reduced production volumes from Petrojarl Varg and Petrojarl Foinaven

-The commercial understanding on improved terms for the Petrojarl Varg contract announced in July will be backdated to 1 April 2006, and additional revenues of $5.8 million relating to production in Q2 2006, will be recognised in Q3 2006

- EBITDA for Q2 2006 was $14 million, compared to $24.4 million in Q1 2006

- Operating loss of $0.6 million in Q2 2006, compared to operating profit of $10.8 million in Q1 2006, caused by a combination of lower revenues and higher operating expenses. Increase in operating expenses of $7.6 million from Q1 2006 is primarily due to depreciation of the US dollar in Q2 2006 and increased business development activity in the company

- Demerger related costs of $1 million is included in the results for Q2 2006

- Net loss of $5.4 million in Q2 2006 compared to net income of $8.3 million in Q1 2006

- The Petrojarl fleet of vessels had high production regularity and strong operating performance in Q2 2006. The reduced production volumes were caused by issues which Petrojarl, as a contractor, is not responsible for

- Under transition to IFRS, Petrojarl reversed previous impairments of $208 million per 31 December 2005, resulting in higher aggregate book value for the FPSO fleet from 1 January 2006, and higher depreciation costs in 2006 compared to 2005

RECEIVED
2006 AUG 15 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

Hege Njå Bjørkmann

Communications Manager
Phone: +47 911 85 029

82-34970

Petrojarl

EARNINGS RELEASE

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

Hege Njå Bjørkmann
Communications Manager
Phone: +47 911 85 029

FOR IMMEDIATE RELEASE
27 July 2006

Petrojarl Announces Unaudited Q2 2006 Results

27 July 2006: TRONDHEIM, NORWAY - Petrojarl ASA ("Petrojarl" or the "Company") (OSE: PETRO) announced today its unaudited Q2 2006 results in accordance with IFRS.

- The demerger from PGS was successfully completed 30 June 2006
- Revenues of $62.7 million in Q2 2006, down $3.8 million from Q1 2006, mainly due to reduced production volumes from Petrojarl Varg and Petrojarl Foinaven
- The commercial understanding on improved terms for the Petrojarl Varg contract announced in July will be backdated to 1 April 2006, and additional revenues of $5.8 million relating to production in Q2 2006, will be recognised in Q3 2006
- EBITDA for Q2 2006 was $14 million, compared to $24.4 million in Q1 2006
- Operating loss of $0.6 million in Q2 2006, compared to operating profit of $10.8 million in Q1 2006, caused by a combination of lower revenues and higher operating expenses. Increase in operating expenses of $7.6 million from Q1 2006 is primarily due to depreciation of the US dollar in Q2 2006 and increased business development activity in the company
- Demerger related costs of $1 million is included in the results for Q2 2006
- Net loss of $5.4 million in Q2 2006 compared to net income of $8.3 million in Q1 2006
- The Petrojarl fleet of vessels had high production regularity and strong operating performance in Q2 2006. The reduced production volumes were caused by issues which Petrojarl, as a contractor, is not responsible for
- Under transition to IFRS, Petrojarl reversed previous impairments of $208 million per 31 December 2005, resulting in higher aggregate book value for the FPSO fleet from 1 January 2006, and higher depreciation costs in 2006 compared to 2005

Petrojarl ASA
Beddingen 16
Postboks 482 Sentrum
N - 7405 Trondheim, Norway
Phone: +47 73 98 30 00
Fax: +47 73 98 30 10
For more information about Petrojarl visit www.petrojarl.com

Key figures - Pro forma IFRS (in thousands of dollars)	**Quarter ended**			**Six months ended**		**Year ended**
	30 June 2006	**31 March 2006**	**30 June 2005**	**30 June 2006**	**30 June 2005**	**31 Dec 2005**
Revenues	62 740	66 518	69 880	129 258	137 592	280 677
Operating income (loss)	(568)	10 796	3 971	10 228	18 442	231 970
Net income (loss)	(5 392)	8 271	(3 712)	2 879	8 538	208 039
EBITDA	13 990	24 407	15 289	38 397	40 574	61 884
Total assets (period end)	947 057	950 658	761 872	947 057	761 872	947 462
Cash and cash equivalents (period end)	46 944	29 325	45 633	46 944	45 633	56 060
Net interest bearing debt (period end)	272 056	289 670	315 568	272 056	315 568	262 940

President and CEO of Petrojarl, Espen Klitzing commented:

"The successful demerger from PGS was an important milestone in the development of Petrojarl. Our operating performance was strong, but as expected, financial results in the second quarter were weak. Looking to the future, the announced improved terms of the Varg contract will improve the stability of earnings significantly, and important progress has been made within business development.

As a result of the revised terms of the Varg contract, and the income related to production in the second quarter to be recognised in the third quarter, revenues in the third quarter is expected to be considerably above the second quarter revenues. Operating costs in the third quarter is expected to be somewhat higher compared to the second quarter, caused by increased planned repair and maintenance activities."

Results

Revenues for H1 2006 amounted to $129.3 million as compared to $137.6 million in H1 2005. Operating income for H1 2006 totalled $10.2 million as compared to $18.4 million in H1 2005. Net income for H1 2006 was $2.9 million, compared to $8.5 million for H1 2005.

Revenues for Q2 2006 were $62.7 million compared to $66.5 million for Q1 2006. The reduction is mainly caused by lower production volumes from Petrojarl Varg due to reservoir and well flow issues, and slowdown of production on Petrojarl Foinaven for a period of 28 days in May and June. The reduced production volumes are partly offset by bareboat charter revenues from Rita Knutsen of $1.3 million, and increase in revenues from Petrojarl I of $1 million.

Revenues in Q2 2006 were down $7.1 million compared to Q2 2005, principally due to reduced production from Petrojarl Varg.

Operating loss was $0.6 million in Q2 2006, which is $11.4 million lower compared to the operating result from Q1 2006. The reduction is a combination of lower revenues and higher operating expenses. The increase in operating expenses of $7.9 million from Q1 2006 is primarily due to depreciation of the US dollar versus Norwegian kroner and British pounds compared to Q1 2006 and increase in costs as a result of the demerger and business development activities related to the Siri project and the Teekay Petrojarl Offshore JV.

Compared to Q2 2005, operating result is down $4.5 million, mainly a result of lower revenues caused by the reduced production on Petrojarl Varg, partly offset by lower operating expenses. The operating expenses in Q2 2006 were $2.6 million lower than for Q2 2005. Cost of sales in Q2 2006 was down $5.7 million compared to Q2 2005, mainly because of reduced level of planned maintenance activities on Petrojarl Foinaven.

Depreciations increased by $4.7 million in Q2 2006 compared to Q2 2005, as a result of reversal made 31 December 2005 of previous impairments of approximately $208 million resulting in higher book values from 1 January 2006, and reduction in the assumed asset life of Petrojarl Varg for accounting purposes under IFRS effective from 1 January 2006.

Net financial expenses for Q2 2006 were $4.8 million, as compared to $2.5 million in Q1 2006. The main reasons for the increase were increased interest rates and net increase in other financial expenses.

Net financial expenses for Q2 2006 were $2.9 million lower compared to Q2 2005, mainly due to a decrease in the market value of the liability related to the Company's interest rate differential on the UK capital leases.

Income loss before income taxes was $5.4 million for Q2 2006, as compared to an income of $8.3 million in Q1 2006, and as compared to an income loss of $3.7 million in Q2 2005.

Petrojarl had no income taxes in Q2 2006, Q1 2006, or Q2 2005.

Petrojarl has a total of approximately $135 million of unrecognised deferred tax assets (net of deferred tax liabilities) in Norway and the United Kingdom.

Liquidity and Financing

At 30 June 2006, the Company's net interest bearing debt amounted to $272 million as compared to $290 million at 31 March 2006, and $315 million at 30 June 2005.

Cash and cash equivalents (including restricted cash) amounted to $47 million as compared to $29 million at 31 March 2006, and $46 million at 30 June 2005.

The Company has a $425 million revolving credit facility maturing in 2011, out of which $325 million is drawn amount and £10 million is used for a letter of credit related to the lease on certain equipment on the Petrojarl Banff, while the remaining amount was undrawn. The $425 million revolving credit facility bears interest at a floating rate based on USD Libor. In Q3 2006, the Company will enter into interest rate swap agreements fixing the interest rate for three to five years for a major part of the loan.

Petrojarl is subject to foreign currency exchange rate risk on cash flows related to expenses and investing transactions in currencies other than the US dollar. Revenues are predominantly denominated in US dollars, while the majority of operating expenses is incurred in Norwegian kroner and British pounds. The Company hedges a portion of its foreign currency exposure related to operating expenses in non-US dollar currencies by entering into market sensitive financial instruments.

UK leases

The Company has capital leases relating to the FPSO Petrojarl Foinaven, and the production equipment for the Petrojarl Banff. The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the UK tax authorities, and for variations in actual interest rates from those assumed in the leases (interest rate differential).

Specific tax exposures related to these leases were recorded as a liability. Applicable portions of this liability are released if and when the UK tax authorities accept the lessors' claim for capital allowance under each lease. In 2005, the liability related to the Petrojarl Banff lease was released. There is still a contingency related to the Petrojarl Foinaven lease, where the UK tax authorities has raised an issue about the accelerated rate at which tax depreciation is available. An accrual of £13 million related to the contingency regarding tax indemnification on Petrojarl Foinaven has been made, and was recorded as per 30 June 2006 at $23.6 million.

As part of the demerger, PGS has agreed to cover 50 per cent of any actual payment in excess of £13 million related to this liability.

With respect to the interest rate differential, the defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9%. If actual interest rates are greater than the assumed interest rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the assumed interest rates, the Company pays additional rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the assumed interest rates. Under IFRS, these obligations are accounted for at fair value with corresponding changes in fair value reported through the income statement. As per 30 June 2006, the liability was recorded at a fair value of $31.9 million.

Capital investments

Petrojarl had no capital investments in Q2 2006, compared to $35.0 million in Q1 2006 for the acquisition of Rita Knutsen.

Shares

The Company has 74,999,990 ordinary shares, all one class and with equal rights, issued and outstanding. The ordinary shares are listed on the Oslo Stock Exchange. The Company has a Level 1 ADR program for trading in its American Depository Shares ("ADS"), each of which represents one ordinary share.

Operations

Total average produced volume from the Company's four FPSOs in Q2 2006 was 83,379 barrels per day, compared to 96,458 barrels per day in Q1 2006.

Revenues from Petrojarl Foinaven decreased by $1.1 million in Q2 2006 compared to Q1 2006. Average daily production volumes of approximately 53,600 barrels, were lower compared to daily average of 58,000 barrels in Q1 2006, because of the slowdown in production in May and June due to planned maintenance on separators.

Petrojarl I revenues increased by $1 million in Q2 2006 compared to Q1 2006, mainly due to increased fixed rate income as denominated in US dollars, due to a stronger Norwegian kroner vs. the US dollar in Q2 2006 compared to Q1 2006. Average daily production volumes were approximately 11,100 barrels, unchanged from Q1 2006. As previously stated, Petrojarl started receiving a minimum day rate at such production volumes in Q2 2006. The Glitne field service contract states that when Petrojarl receives a minimum day rate for at least 90 days in a 120 day period the Company may terminate the contract with 90 days notice. However, the operator Statoil has the right, at each such termination, to cancel the termination through increasing the tariff element in increments of $1 per barrel. Such termination and subsequent cancellation by the operator was done on 10 July 2006, with the immediate effect that the tariff element was increased to $4.50 per barrel.

Revenues from Petrojarl Varg decreased by $4.7 million in Q2 2006 compared to Q1 2006. Average daily production was approximately 10,400 barrels, compared to 19,100 barrels in Q1 2006. Production volumes and revenues in Q2 2006 were negatively affected by reservoir performance and down-hole issues which reduced the flow from several wells. Well interventions and other improvement work are ongoing, however production levels are expected to remain low at least through August. The revised terms of the Varg contract includes a minimum day rate of $220,000, corresponding to a daily production volume of approximately 20,600 barrels.

Petrojarl Banff revenues increased by $0.2 million in Q2 2006 compared to Q1 2006. Production revenues are recorded based on the minimum day rate provision in the contract.

Average daily production was approximately 8,400 barrels, compared to 8,600 barrels in Q1 2006. The vessel was renamed Petrojarl Banff on 1 July 2006.

Revenues from the bareboat charter for the tanker Rita Knutsen was $1.3 million in Q2 2006. Until a suitable conversion project is commenced the tanker will sail on a bareboat charter to the seller.

Outlook 2006

- Total revenues from the Company's four FPSOs are expected to be somewhat lower than full year 2005
- Full year 2006 operating expenses, including maintenance, are expected to be broadly in line with 2005 in local currency. However, with the current exchange rate of the US dollar, we expect a higher cost level denominated in US dollars.
- Total revenues in H2 2006 from the Company's four FPSOs are expected to be higher compared to H1 2006
    - Increased production from Petrojarl Foinaven and Petrojarl Varg
    - Min day rate on Petrojarl Varg
- Operating expenses for H2 2006 are expected to be higher compared to H1 2006, due to current exchange rate of the US dollar, and increased planned repair and maintenance activities in Q3 2006
- A 14 day shut-down of production over Petrojarl Foinaven due to planned maintenance is scheduled in Q3 2006

Recent developments

The Teekay Petrojarl Offshore JV agreement was signed on 14 June 2006. The joint venture will focus on pursuing opportunities in the rapidly growing global market for FPSOs. The joint venture will only encompass new projects. Existing assets of both companies are excluded from the joint venture, amongst them all current FPSOs and redeployment of those assets.

On 29 June 2006, Petrojarl announced it has submitted the lowest bid to Petrobras on supplying an FPSO for the Siri project in Brazil. Subsequent discussions with Petrobras have progressed positively, as expected. However, there are no assurances that Petrojarl will be awarded a contract based on this bid. Petrojarl's bid is based on a conversion to an FPSO of the oil tanker MT Che Guevara, for which Petrojarl has secured a purchase option. The Siri field is located in the Campos Basin, offshore Brazil.

As announced on 7 July 2006, a total of 955,000 options were granted to 38 individuals in Petrojarl, with an exercise price of NOK 40.70 per share. The exercise price for the options is equal to the volume weighted average trading price of the Petrojarl shares on the Oslo Stock Exchange the first five days of trading after the listing on Friday 30 June 2006. 1/3 of the granted options may be exercised one year after grant date, 1/3 may be exercised after two years and the remaining 1/3 may be exercised after 3 years. All options must be exercised within five years.

Basis for unaudited accounts

The accounts presented herein have been prepared in accordance with the International Financial Reporting Standards (IFRS) as well as the standard for Interim Financial Reporting.

The accounts have been based on the accounting principles described in the Petrojarl listing Prospectus dated 14 June 2006.

The comments and comparisons presented herein are based on pro forma financials in accordance with IFRS, as Petrojarl believes this gives a correct description of the Company's financial status.

Historical financials in accordance with IFRS are included as appendix to this earnings release. Petrojarl has not provided comments to the historical financials, as they do not reflect the capitalisation of the Petrojarl group from the time of the demerger from PGS. The historical financials reflect actual intra group capitalisation of the Petrojarl group companies, as members of the PGS Group.

Petrojarl Pro forma IFRS financials

Pro forma IFRS income statement

(in thousands of dollars)

	Q2 2006	Q1 2006	Q2 2005	YTD 2006	YTD 2005	Year 2005
Revenues	62,740	66,518	69,880	129,258	137,592	280,677
Cost of sales	43,831	40,174	49,513	84,005	88,227	181,099
Depreciation and amortization	14,558	13,611	9,837	28,169	19,014	37,767
Selling, general and administrative costs	5,009	3,239	5,078	8,248	8,791	14,823
(Reversal of) Impairment of long-lived assets	-	-	1,481	-	3,118	(207,853)
Other operating (income) expense, net	(90)	(1,302)	-	(1,392)	-	22,871
Total operating expenses	63,308	55,722	65,909	119,030	119,150	48,707
Operating income before financial items	(568)	10,796	3,971	10,228	18,442	231,970
Income from associated companies	-	42		42	-	243
Interest expense	(3,890)	(3,141)	(2,853)	(7,031)	(5,366)	(16,834)
Other financial items, net	(934)	574	(4,830)	(360)	(4,538)	(7,340)
Income (loss) before tax and minority interest	(5,392)	8,271	(3,712)	2,879	8,538	208,039
Income tax expense (benefit)	-			-		-
Net income (loss)	(5,392)	8,271	(3,712)	2,879	8,538	208,039
Attributable to:						
Shareholders of Petrojarl	(5,377)	8,247	(3,697)	2,870	8,490	208,433
Minority interest	(15)	24	(15)	9	48	(394)

Condensed Pro forma Consolidated Balance Sheet

(in thousands of dollars)

	30.06.2006	30.06.2005	31.12.2005
ASSETS			
Cash and cash equivalents	44 830	43 270	54 050
Restricted cash	2 114	2 363	2 010
Accounts receivable, net	29 139	44 127	30 506
Unbilled and other receivables	2 559	4 229	3 081
Other current assets	16 781	12 944	12 135
Total current assets	95 423	106 933	101 782
Property and equipment, net	839 572	642 570	833 485
Investments in associated companies	5 411	5 411	5 653
Other long-lived assets	6 651	6 958	6 542
Total assets	**947 057**	**761 872**	**947 462**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accounts payable	7 508	4 527	14 918
Accrued expenses	26 279	38 861	27 128
Derivative financial instrument	31 915	41 153	35 827
Total current liabilities	65 702	84 541	77 873
Long-term debt	319 000	361 201	319 000
Other long-term liabilities	59 038	29 463	57 100
Total liabilities	443 741	475 205	453 973
Minority interest in consolidated subsidiaries	1 325	1 198	1 340
Shareholders' equity	501 991	285 469	492 149
Total liabilities and equity	**947 057**	**761 872**	**947 462**

Condensed Pro forma Cash Flow Statement

(in thousands of dollars)

	YTD 2006	YTD 2005	Full 2005
OPERATING ACTIVITIES			
Operating income	10 228	18 442	231 971
Depreciations and amortizations	28 169	19 014	37 767
(Reversal of) Impairment	-	3 118	(207 853)
Loss on sale of assets	-	-	426
Change in net operating capital	(12 617)	(9 076)	15 498
Increase (Decrease) in long-term liability	-	(3 441)	3 240
Net Provided from operating activities	25 780	28 057	81 049
INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(35 000)	-	(11)
Net Provided from investing activities	(35 000)	-	(11)
FINANCING ACTIVITIES			
Repayment of long -term debt	-	(29 816)	(72 017)
Net Provided from financing activities	-	(29 816)	(72 017)
Net increase (decrease) in cash	(9 220)	(1 759)	9 021
Cash at beginning of period	54 050	45 029	45 029
Cash at end of period	**44 830**	**43 270**	**54 050**

Petrojarl Pro forma IFRS reconciliation

(in thousands of dollars)

Equity	01.01.2005	31.12.2005
Shareholder's equity (unaudited - US GAAP)	343 372	331 961
Minority interest in US GAAP	962	785
Shareholder's equity and minority interest in US GAAP	**344 334**	**332 746**
Difference in net income for 2005		219 630
Adjustments made directly to equity US GAAP		796
Adjustments based on transition to IFRS as of January 1, 2005		
FPSOs	29 417	29 417
Asset Removal Obligation Banff field	(736)	(736)
UK Leases:		
Contingencies Petrojarl Foinaven/Ramform Banff	20 073	20 073
Interest rate differential	(9 370)	(9 370)
Accrued interest - Interest rate differential	482	482
Pensions	(5 643)	(5 643)
Intangible assets	(19 129)	(19 129)
Financing adjustments	(74 777)	(74 777)
Pro forma equity IFRS 1 January	**284 651**	**493 489**

	01.01.2005	01.01.2006
Pro forma equity IFRS 1 January	284 651	493 489
Reported result YTD	8 538	2 879
Assumed interest expense not payable		10 355
Repayment of capital	(3 529)	
Other	(2 993)	(3 407)
Pro forma equity IFRS 30 June	**286 667**	**503 316**

Net income	2005	Q2 2006
As reported in unaudited Financial Statement	(11 618)	(4 451)
Minority interest in US GAAP	27	51
Income (loss) before minority interest	(11 591)	(4 502)
Property and equipment		
Depreciation	(31)	(3 806)
Reversal of impairment	207 853	-
Asset removal obligation Ramform Banff	661	323
UK Leases		
Contingencies Petrojarl Foinaven/Ramform Banff	(29 880)	(275)
Interest rate differential	(3 202)	2 900
Pensions	(357)	(787)
Amortization intangible assets	8 489	578
Financial Income and expense and lease expenses	36 097	176
Pro forma reported amount (IFRS)	**208 039**	**(5 393)**

Appendix 1 - Petrojarl Historical IFRS financials

Historical IFRS income statement

(in thousands of dollars)

	Q2 2006	Q2 2005	YTD 2006	YTD 2005	Year 2005
Revenues	62,740	69,880	129,258	137,592	280,677
Cost of sales	43,831	49,580	83,948	88,252	181,088
Depreciation and amortization	14,558	9,837	28,169	19,014	37,767
Selling, general and administrative costs	5,009	4,921	8,090	8,106	13,702
(Reversal of) Impairment of long-lived assets	-	1,481	-	3,118	(207,853)
Other operating (income) expense, net	(90)	-	(1,392)	-	22,871
Total operating expenses	63,308	65,819	118,815	118,490	47,575
Operating income before financial items	(568)	4,061	10,443	19,102	233,102
Income from associated companies	-		42		243
Interest expense	(16,336)	(5,530)	(31,953)	(13,799)	(54,504)
Other financial items, net	(1,878)	(6,018)	(2,579)	(4,141)	(3,317)
Income (loss) before tax and minority interest	(18,782)	(7,487)	(24,047)	1,162	175,524
Income tax expense (benefit)	-		-		583
Net income (loss)	(18,782)	(7,487)	(24,047)	1,162	174,941
Attributable to:					
Shareholders of Petrojarl	(18,767)	(7,472)	(24,056)	1,210	175,508
Minority interest	(15)	(15)	9	(48)	(567)

Condensed Historical Consolidated Balance Sheet

(in thousands of dollars)

	30.06.2006	30.06.2005	31.12.2005
ASSETS			
Cash and cash equivalents	44 830	2 755	13 535
Restricted cash	2 114	2 363	2 010
Accounts receivable, net	29 139	44 127	30 506
Unbilled and other receivables	2 559	4 229	3 081
Other current assets	16 781	12 944	12 135
Current receivables group companies		5 895	(40)
Total current assets	95 423	72 313	61 227
Property and equipment, net	839 572	642 570	833 485
Investments in associated companies	5 411	5 411	5 653
Other long-lived assets	6 651	6 958	11 793
Total assets	**947 057**	**727 252**	**912 158**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accounts payable	7 508	4 527	14 918
Accrued expenses	26 279	38 807	27 090
Current liabilities group companies			4 512
Derivative financial instrument	31 915	41 153	35 827
Total current liabilities	65 702	84 487	82 347
Long-term debt	319 000	580 972	936 827
Other long-term liabilities	59 038	29 463	57 100
Total liabilities	443 740	694 922	1 076 274
Minority interest in consolidated subsidiaries	1 325	1 462	1 513
Shareholders' equity	501 992	30 868	(165 629)
Total liabilities and equity	**947 057**	**727 252**	**912 158**

Condensed Historical Cash Flow Statement

(in thousands of dollars)

	YTD 2006	YTD 2005
OPERATING ACTIVITIES		
Operating income	10 433	19 102
Depreciations and amortizations	28 169	19 014
(Reversal of) Impairment	-	-
Loss on sale of assets	-	-
Change in net operating capital	(12 807)	1 180
Increase (Decrease) in long-term liability	-	
Net Provided from operating activities	25 795	39 296
INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(35 000)	-
Net Provided from investing activities	(35 000)	-
FINANCING ACTIVITIES		
Repayment of long -term debt	-	(30 273)
Received cash from PGS in demerger	46 500	
Repaid long-term debt to PGS	(325 000)	
Drawn long-term debt	319 000	
Net Provided from financing activities	40 500	(30 273)
Net increase (decrease) in cash	31 295	9 023
Cash at beginning of period	13 535	4 512
Cash at end of period	**44 830**	**13 535**

Petrojarl Historical IFRS reconciliation

(in thousands of dollars)

Equity	01.01.2005	31.12.2005
Shareholder's equity (unaudited - US GAAP)	24 940	(364 841)
Minority interest in US GAAP	1 226	785
Shareholder's equity and minority interest in US GAAP	**26 166**	**(364 056)**
Difference in net income for 2005		184 050
Adjustments made directly to equity US GAAP		796
Adjustments based on transition to IFRS as of January 1, 2005		
FPSOs	29 417	29 417
Asset Removal Obligation Banff field	(736)	(736)
UK Leases:		
Contingencies Petrojarl Foinaven/Ramform Banff	20 073	20 073
Interest rate differential	(9 370)	(9 370)
Accrued interest - Interest rate differential	482	482
Pensions	(5 643)	(5 643)
Intangible assets	(19 129)	(19 129)
Financing adjustments		
Equity IFRS 1 January	**41 260**	**(164 116)**

	01.01.2005	01.01.2006
Equity IFRS 1 January	41 260	(164 116)
Reported result YTD	1 162	(24 047)
Change in long-term debt through de-merger (gross excl. Financing costs)		611 827
Cash received from PGS at de-merger		46 500
Interest/financing costs not payable through de-merger plan		33 152
Repayment of capital	(3 529)	
Other	(6 563)	
Equity IFRS 30 June	**32 330**	**503 316**

Net income	2005	Q2 2006
As reported in unaudited Financial Statement	(9 136)	(17 665)
Minority interest in US GAAP	(27)	(51)
Income (loss) before minority interest	(9 109)	(17 716)
Property and equipment		
Depreciation	(31)	(3 806)
Reversal of impairment	207 853	-
Asset removal obligation Ramform Banff	661	323
UK Leases		
Contingencies Petrojarl Foinaven/Ramform Banff	(29 880)	(275)
Interest rate differential	(3 202)	2 900
Pensions	(357)	(786)
Amortization intangible assets	8 489	578
Financial Income and expense and lease expenses		
Net Income IFRS	**174 424**	**(18 782)**

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl's revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

PRESENTATION OF THE SECOND QUARTER 2006 PETRO RESULTS
17.07.06 09:57 Marked=OB finansiell kalender

82- 34970

July 17, 2006: TRONDHEIM, NORWAY - Petrojarl will release its second quarter results for 2006 on Thursday July 27, 2006 at approximately 08:00 AM CET.

A presentation of the second quarter results will take place at 11:00 hrs CET at the Thon Hotel Opera, Christian Frederiksplass 5, 0103 Oslo.

The news release concerning the 2006 second quarter financial results and a corresponding slide presentation will be posted at Petrojarl`s web site www.petrojarl.com.

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

About Petrojarl:

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

11.07.06 08:22 Marked=OB PETRO **IMPROVED TERMS FOR PETROJARL VARG** avtaler

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July 11, 2006: TRONDHEIM, NORWAY - Petrojarl ASA (`Petrojarl` or the `Company`) (OSE: PETRO) announced today that the Company and Talisman Energy Norge AS and their PL038 partners have reached a commercial understanding on revised contract terms for the FPSO `Petrojarl Varg` producing the Varg Field (PL038). The agreement is conditional upon fully termed amendments to the Varg FPSO contracts and Board approval from the Board of Directors of Petrojarl ASA.

The revised terms include a new minimum day rate for the vessel of USD 220,000, which will be introduced effective April 1, 2006. The basic tariff structure in the existing contract of USD 90,000 per day plus USD 6.30 per barrel produced will continue to apply if greater than USD 220,000 per day. The contract is fixed for three years from July 1, 2006 with a 12 months notification period thereafter, which means that the vessel can be available for redeployment in the third quarter 2010. However, after July 1, 2007 the license has a further right to terminate the contract with 180 days notice, subject to an economic hardship test. The new minimum day rate will improve the operating result for Petrojarl in Q2 2006, compared to guidance from the Company provided in the Prospectus dated June 14, 2006. The new terms improve Petrojarl`s short term cash flow substantially and provide a solid fundament for Petrojarl`s growth ambitions.

As previously disclosed, the daily production volume from `Petrojarl Varg` is currently at levels which would allow Petrojarl to terminate the current production contract with 90 days` notice.

President and CEO of Petrojarl, Espen Klitzing states the following:

`We see that there are few redeployment opportunities for `Petrojarl Varg` in the short term, i.e. 2006 and 2007. Therefore the new contract with Talisman fits well with our strategy going forward. We secure a strong medium term cash flow, bolstering the platform for international expansion. At the same time we will have `Petrojarl Varg` available for her next redeployment within a clearly defined time window. We can now guarantee vessel availability from July 2010 onwards and this increases our credibility.`

****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional

risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

82-34970

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

Hege Njå Bjørkmann
Communications Manager
Phone: +47 911 85 029

07.07.06 11:42 Marked=OB **PETRO PETROJARL ASA OPTION PROGRAM CORR.*** meldepliktig handel

82-34970

As described in the Prospectus dated 14 June 2006, Petrojarl`s Board of Directors has been authorized to implement a share option program for management and key employees of Petrojarl, as part of the company`s incentive scheme. On 7 July 2006, a total of 955,000 options were granted to 38 individuals in Petrojarl, with an exercise price of NOK 40.70 per share.

The exercise price for the options is equal to the volume weighted average trading price of the Petrojarl shares on the Oslo Stock Exchange the first five days of trading after the listing on Friday 30 June 2006 (based on daily closing prices).

1/3 of the granted options may be exercised one year after grant date, 1/3 may be exercised after two years and the remaining 1/3 may be exercised after 3 years. All options must be exercised within five years.

The members of Petrojarl`s management have been granted the following number of options (total holding of shares and options in brackets):

President and CEO Espen Klitzing, 200,000 options (210,264)

*Executive Vice President Helge Krafft, 80,000 options (92,647)

Chief Financial Officer Erik Evjen, 80,000 options (88 160)

Senior Vice President Engineering Rolf Børresen, 60,000 options (61,007)

Senior Vice President Operations Sverre W. Stenvaag, 60,000 options (62,280)

Vice President HR, IT and administration Nils B. Johannessen, 40,000 options (40,887)

Vice President Finance and Control Terje Ruud, 25,000 options (25,302)

The number of granted options constitutes the total holding of options of each member of management.

Investor and press contacts:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

Hege Njå Bjørkmann
Communications Manager
Phone: +47 911 85 029

07.07.06 11:30 Marked=OB **PETRO FINANCIAL CALENDAR SECOND HALF 2006** finansiell kalender

82-34970

Petrojarl ASA - Financial Calendar Second Half 2006

Second Quarter 2006 - Thursday July 27, 2006

Third Quarter 2006 - Tuesday November 7, 2006

The dates are subject to change. All interim presentations are open to the public.

07.07.06 08:33 Marked=OB **PETRO PETROJARL ASA OPTION PROGRAM** meldepliktig handel

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As described in the Prospectus dated 14 June 2006, Petrojarl`s Board of Directors has been authorized to implement a share option program for management and key employees of Petrojarl, as part of the company`s incentive scheme. On 7 July 2006, a total of 955,000 options were granted to 38 individuals in Petrojarl, with an exercise price of NOK 40.70 per share.

The exercise price for the options is equal to the volume weighted average trading price of the Petrojarl shares on the Oslo Stock Exchange the first five days of trading after the listing on Friday 30 June 2006 (based on daily closing prices).

1/3 of the granted options may be exercised one year after grant date, 1/3 may be exercised after two years and the remaining 1/3 may be exercised after 3 years. All options must be exercised within five years.

The members of Petrojarl`s management and primary insiders have been granted the following number of options:
Total amount ( )

President and CEO Espen Klitzing, 200,000 options
Executive Vice President Helge Krafft, 80,000 options (10,264 1) 2) + 200 000 = 210 264)
1) 4,600 shares were acquired by EK Kapital AS, which is 100% owned by Espen Klitzing.

2) Including shares owned by EK Kapital AS.

Chief Financial Officer Erik Evjen, 80,000 options (8,160 + 80 000 = 88 160)

Senior Vice President Engineering Rolf Børresen, 60,000 options (1,007 + 60 000 = 61 007)

Senior Vice President Operations Sverre W. Stenvaag, 60,000 options (2,280 + 60 000 = 62 280)

Vice President HR, IT and administration Nils B. Johannessen, 40,000 options (887 + 40 000 = 40 887)

Vice President Finance and Control Terje Ruud, 25,000 options (302 + 25 000 = 25 302)

The number of granted options constitutes the total holding of options.

Investor and press contacts:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

Hege Njå Bjørkmann

Communications Manager
Phone: +47 911 85 029

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30.06.06 15:32 Marked=OB PETRO **PETROJARL ASA ENTERED INTO LOAN AGREEMENTS** andre børsmeldinger

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June 30, 2006: TRONDHEIM, NORWAY - Petrojarl ASA (`Petrojarl` or the `Company`) (OSE: PETRO) announced today that the Company has completed financing arrangements in the amount of up to USD 425 million. Amounts available to the Company under the facility shall be used to refinance up to USD 325 million of intercompany loans provided by Petroleum Geo-Services ASA (`PGS`) incurred as part of the demerger from PGS. The facility is a five-year revolving credit facility fully underwritten by ING Bank N.V.

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This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 (the `Securities Act`). Any offering of securities in the United States will be made by means of an offering document that may be obtained from the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

This press release is not being made and may not be distributed or sent into Australia, Canada or Japan.

This press release is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the `Order`), (iii) high net worth entities and (iv) other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to in this paragraph as `relevant persons`) and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by

such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

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FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

Hege Njå Bjørkmann
Communications Manager
Phone: +47 911 85 029

30.06.06 08:33 Marked=OB **PETRO 30 JUNE 2006: STABILISATION OF PETROJARL ASA** andre børsmeldinger

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Petroleum Geo-Services ASA`s (`PGS`) offering of 19.99% of Petrojarl`s share capital was priced at NOK 43 per share. The total number of Petrojarl shares sold today in the offering was 14,999,990, which includes 7,499,995 shares over-allotted by the managers.

In the offering PGS today sold 7,499,995 Petrojarl shares, which amounts to 10% of the shares in Petrojarl. Subsequent to the sale, PGS owns 7,499,995 Petrojarl shares, which are subject to sale to the managers, should the managers exercise their over-allotment option within the 30-day period ending July 28, 2006. ABG Sundal Collier Norge ASA (`ABG Sundal Collier`), as stabilization manager on behalf of the managers, has been granted an over-allotment option to acquire from PGS the 7,499,995 Petrojarl shares.

ABG Sundal Collier may as stabilisation manager engage in stabilisation activities in the shares of Petrojarl ASA (`Petrojarl`) from the opening of trading on the Oslo Stock Exchange on June 30, 2006 until the close of trading on July 28, 2006. ABG Sundal Collier may during this period effect transactions that stabilise or maintain the price of the shares of Petrojarl. However, there is no assurance that stabilisation will be undertaken. If stabilisation is undertaken it may be stopped at any time.

Any stabilisation activities will be conducted in accordance with section 2-12 of the Norwegian Securities Trading Act cf. the Commission Regulation (EC) No 2273 / 2003 implementing Directive 2003 / 6 / EC of the European Parliament and of the Council as regards exemptions for buy back programmes and stabilisation of financial instruments.

OSLO BØRS NewsWeb

Ticker: PETRO

Ant meldinger: 5

Fra: 07.04.:

Meldingstype: MELDEPLIKTIG HANDEL

Til: 07.08.:

30.06.06 08:31 Marked=OB **PETROJARL ASA SENIOR MANAGEMENT PETRO SHARES ACQUISITION**

meldepliktig handel 136K

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Acquisition of shares by directors and senior management of Petrojarl ASA

Attachments on www.newsweb.no

RECEIVED
2006 AUG 15 P 1:1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Petrojarl

PRESS RELEASE

NOT FOR RELEASE IN THE UNITED STATES

FOR DETAILS, CONTACT:

FOR IMMEDIATE RELEASE
June 30, 2006

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

Hege Njå Bjørkmann
Communications Manager
Phone: +47 911 85 029

Acquisition of shares by directors and senior management of Petrojarl ASA

June 30, 2006: TRONDHEIM, NORWAY - Petrojarl ASA ("Petrojarl" or the "Company") (OSE: PETRO) announced today that in connection with Petroleum Geo-Services ASA's ("PGS") sale of shares in Petrojarl, persons who are defined as associated with the Company according to the Oslo Stock Exchange Regulation section 2.3 have acquired shares at NOK 43 per share:

Senior management of Petrojarl

Senior manangement member	Position	Acquisition in offering (no of shares)	Total holding after offering (no of shares)
Espen Klitzing	President and CEO	9,200[1]	10,264[2]
Erik Evjen	Chief financial officer	8,000	8,160
Helge Krafft	EVP	11,600	12,647
Rolf Børresen	SVP, engineering	600	1,007
Sverre W. Stenvaag	VP, operations	2,200	2,280
Nils B Johannessen	VP, HR, IT and administration	600	887

1) 4,600 shares were acquired by EK Kapital AS, which is 100% owned by Espen Klitzing.
2) Including shares owned by EK Kapital AS.

Petrojarl ASA
Beddingen 16
Postboks 482 Sentrum
N - 7405 Trondheim, Norway

Phone: +47 73 98 30 00
Fax: +47 73 98 30 10

For more information about Petrojarl visit www.petrojarl.com

Members of the Board of Directors of Petrojarl

Board member	Acquisition in offering (no of shares)	Total holding after offering (no of shares)
Keith Nicholas Henry (Chairperson)	4,600	4,600
Rolf Erik Rolfsen (Vice Chairperson)	3,200	3,200
Joey Shaista Horn	11,600	12,600

In addition 90 employees participated in the Employee Offering and 34,400 shares were allocated.

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This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 (the "Securities Act"). Any offering of securities in the United States will be made by means of an offering document that may be obtained from the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

This press release is not being made and may not be distributed or sent into Australia, Canada or Japan.

This press release is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (iii) high net worth entities and (iv) other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to in this paragraph as "relevant persons") and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl is currently evaluating

projects outside of the North Sea and has ambitions to double its fleet within 2010. Petrojarl's revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

PETROJARL LISTED, PGS A PURE GEOPHYSICAL COMPANY andre børsmeldinger

30.06.06 08:11 Marked=OB PETRO

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NOT FOR RELEASE IN THE UNITED STATES

June 30, 2006: OSLO, NORWAY, Petroleum Geo-Services ASA (`PGS` or the `Company`) (OSE and NYSE: PGS) announced today that Petrojarl ASA (`Petrojarl`), the former FPSO business demerged from PGS, will be listed on Oslo Børs today (ticker PETRO). PGS` offering of 19.99% of Petrojarl`s share capital was priced at NOK 43 per share. The total number of Petrojarl shares sold in the offering was 14,999,990, which includes 7,499,995 shares over-allotted by the managers. The offering was covered more than 3 times. Subsequent to the listing of Petrojarl, PGS will concentrate fully on developing its geophysical business.

`We are satisfied with the markets` response to Petrojarl as an investment opportunity. Both institutional and retail investors` interest confirm the prospects of Petrojarl as one of the world`s leading FPSO companies. The demerger and listing of Petrojarl represents major value creation and potential for both PGS and Petrojarl`s shareholders going forward. As a focused and dedicated geophysical services company, we now have the financial strength, the competence and technologies to develop and grow our business substantially in the years ahead`, says President and CEO of PGS, Svein Rennemo.

As a result of the demerger, 80.01% of the Petrojarl shares were issued to PGS` shareholders. Each PGS shareholder received one Petrojarl share for each PGS share held as of close of trading on June 29, 2006. As of today, PGS` shares (Ticker: PGS) will be traded excluding the right to receive Petrojarl shares in the demerger. PGS` American Depository Receipts (ADRs) will be traded on the New York Stock Exchange exclusive of the right to receive Petrojarl shares in the demerger as of July 7, 2006.

PGS has today sold 7,499,995 Petrojarl shares, which amounts to 10% of the shares in Petrojarl, for a total consideration of NOK 322 million.

Subsequent to the sale, PGS owns 7,499,995 Petrojarl shares, which shares are subject to sale to the managers should the managers` exercise their over-allotment option within the 30-day period ending July 28, 2006.

Petrojarl will today repay its financial indebtedness to PGS by drawing on Petrojarl`s newly established loan facility.

PGS will simultaneously make a prepayment of $300 million on its $850 million term loan, due 2012. The prepayment is made at par. After this prepayment, the outstanding balance on the term

[redacted]l be $546 million.

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This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 (the `Securities Act`). Any offering of securities in the United States will be made by means of an offering document that may be obtained from the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

This press release is not being made and may not be distributed or sent into Australia, Canada or Japan.

This press release is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the `Order`), (iii) high net worth entities and (iv) other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to in this paragraph as `relevant persons`) and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

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Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.

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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the U.S. Securities and Exchange Commission including the Company`s most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

--END--

FOR DETAILS, CONTACT:

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[redacted]terud
[redacted] +47 67 52 64 00
Ce[redacted]lar: +47 90 95 47 43

Christopher Møllerløkken
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55

30.06.06 08:09 Marked=OB **PETRO OSLO BØRS - NEW SECURITY FROM TODAY** notering av verdipapirer

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New security is quoted as from today, 30.06.2006.

Name:Petrojarl ASA
ISIN Code: NO 0010309560
Ticker:PETRO
Face Value:NOK 2
Listing type: Main List
Lot Size: 200
Total no of shares:74.999.990
Ordreboks ID: 35424

Petrojarl ASA is classified by (Morgan Stanley Capital International) and S&P (Standard &Poors) as 10101010-Oil & Gas Drilling in GICS (Global International Classification Standard.)

30.06.06 08:09 Marked=OB **PETRO OSLO BØRS NYTT SELSKAP TIL NOT. I DAG** notering av verdipapirer

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Nytt selskap til notering i dag, 30.06.2006:

Navn: Petrojarl ASA
ISIN nr.: NO 0010309560
Ticker: PETRO
Pålydende: NOK 2
Liste: Hovedlisten
Børspost: 200
Totalt antall aksjer:74.999.990
Ordreboks ID:35424

Petrojarl ASA er klassifisert av MSCI
(Morgan Stanley Capital International) og S&P (Standard &
Poors) som 10101010-Oil & Gas Drilling i GICS
(Global International Classification Standard)

PETROJARL ASA BECAME A LISTED COMPANY ON OSLO BØRS

30.06.06 08:01 Marked=OB **PETRO** andre børsmeldinger

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NOT FOR RELEASE IN THE UNITED STATES

June 30, 2006: TRONDHEIM, NORWAY - Petrojarl ASA (`Petrojarl` or the `Company`) (OSE: PETRO) announces that it became an independent company, listed on the Oslo Børs on June 30, 2006, as a result of the demerger from Petroleum Geo-Services ASA.

`Today is a unique milestone in the history of our company. The listing will give increased visibility both locally, nationally and internationally. We look forward to continuing to grow our company to the benefit of clients, shareholders and employees`, says Petrojarl`s president and CEO, Espen Klitzing.

Petrojarl`s investor communication material, including press releases and stock exchange notices, will only be published in English.

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This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 (the `Securities Act`). Any offering of securities in the United States will be made by means of an offering document that may be obtained from the selling security holder and that will contain detailed information about the company and management, as well as financial statements.

This press release is not being made and may not be distributed or sent into Australia, Canada or Japan.

This press release is only directed at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19 (5) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the `Order`), (iii) high net worth entities and (iv) other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to in this paragraph as `relevant persons`) and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of

1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

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Petrojarl ASA is one of the largest operators of floating production storage and offloading vessels in the North Sea. Petrojarl owns and operates four FPSO vessels in addition to operating two shuttle tankers and one storage tanker. Petrojarl`s revenues for the year ended 31 December 2005 amounted to USD 280.7 million. The company employs approximately 524 people. The headquarters are located in Trondheim. Petrojarl also has an operations office in Aberdeen. For more information about Petrojarl visit www.petrojarl.com.

FOR DETAILS, CONTACT:

Espen Klitzing
Chief Executive Officer
Phone: +47 928 26 166

Erik Evjen
Chief Financial Officer
Phone: +47 482 64 314

Hege Njå Bjørkmann
Communications Manager
Phone: +47 911 85 029